June 27, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Station Casinos LLC

Registration Statement on Form S-1 (File No. 333-189003)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Station Casinos LLC, a Nevada limited liability company (the “Company”), hereby respectfully requests that the effective time of the above referenced Registration Statement on Form S-1 filed by the Company (the “Registration Statement”) be accelerated to 9:00 a.m., Eastern Daylight Time, on June 28, 2013 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kind Regards,

/s/ Marc J. Falcone

Marc J. Falcone
Executive Vice President, Chief Financial Officer and Treasurer

cc:  Deborah Ruosch Conrad, Milbank, Tweed, Hadley & McCloy